UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. ("Company" or “Telefônica Brasil”), in response to the BM&FBOVESPA Letter 2270/2015-SAE/GAE, from July 1st, 2015, in view of the closure, in June 30, 2015, of the deadline for shareholders to express their dissent with respect to the acquisition, by the Company, of all the shares of GVT Participações S.A. ("GVTPar"), as well as the incorporation of the shares of GVTPar by the Company, with the consequent conversion of GVTPar in a wholly-owned subsidiary of the Company ("Operation"), as provided in the Notice to Shareholders published by the Company on May 29, 2015 ("Notice to Shareholders"), hereby announces, pursuant to Article 137, paragraph 3 of Law No. 6404/76 ("Law of Corporations"), that will not reconsider the resolutions passed at the Extraordinary Shareholders’ Meeting held on May 28, 2015, in which the Operation was approved.

Consequently, the payment to shareholders who exercised their right of withdrawal will be held on July 8, 2015, as previously announced by the Notice to Shareholders and pursuant to the terms of article 45 of the Law of Corporations, except for shareholders who have requested a special balance sheet together with the reimbursement, in which case the payment will be made on time and in accordance with the provisions of paragraph 2 of said article 45 of the Law of Corporations.

The amounts due to shareholders who exercised their withdrawal rights will be paid as follows:

(a) The shareholders recorded in the book-entry books, under custody of Banco Bradesco S.A., who maintain specified a checking account in their registrations, will receive their values in their registered accounts, should those who have not registered a banking domicile attend a Banco Bradesco branch of their free choice to receive the respective amounts; and

(b) The amount to which the are entitled the shareholders whose shares are deposited at BM&FBOVESPA will be credited directly to that company, which is responsible for transferring it to shareholders through the custody agents.

Any clarifications regarding the payment of the reimbursement value may be obtained at any branch of Banco Bradesco, the depositary of the Company's shares, as well as with the Company’s Investor Relations Office, through the telephone number +55 11 3430-3687 or through the website www.telefonica.com.br/ir.

São Paulo, July 07, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 6, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director